Exhibit 12.1

Armada Hoffler Properties, Inc. and Predecessor

Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(Unaudited)

	The Company		The Predecessor
	Three Months Ended March 31, 2014	Year Ended December 31, 2013(1)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	($ in thousands)
Income before taxes(2)	$2,655	$14,726	$8,907	$2,647	$4,081

Plus:
Amortization of capitalized interest	55	219	219	218	208
Return of capital from real estate joint ventures	—	511	405	580	227
Fixed charges	3,416	14,279	17,878	19,365	19,765

Less:
Interest capitalized	(476)	(526)	(21)	(43)	(377)
Income from real estate joint ventures	—	(210)	(261)	(309)	(88)

Earnings	$5,650	$28,999	$27,127	$22,458	$23,816

Interest expense(3)	$2,565	$12,303	$16,561	$18,155	$18,232
Interest capitalized	476	526	21	43	377
Portion of rents representative of the interest factor	375	1,450	1,296	1,167	1,156
Preference dividends	—	—	—	—	—

Combined fixed charges and preference dividends	$3,416	$14,279	$17,878	$19,365	$19,765

Ratio of earnings to combined fixed charges and preference dividends	1.7	2.0	1.5	1.2	1.2

(1)	Includes financial information from the Predecessor for the period from January 1, 2013 until immediately prior to the completion of our initial public offering on May 13, 2013 and of the Company for the period thereafter.
(2)	Includes gain on acquisitions of $9,460 for the year ended December 31, 2013.
(3)	Includes interest expense of discontinued operations of $21 and $24 for the years ended December 31, 2011 and 2010, respectively.